UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)

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UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA
By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 6 June 2022

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	3 May 2022	Entitled	Total Voting Rights
Exhibit	99.2	Stock exchange announcement dated	4 May 2022	Entitled	Board Committee Membership
Exhibit	99.3	Stock exchange announcement dated	5 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.4	Stock exchange announcement dated	6 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	9 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	11 May 2022	Entitled	Director/PDMR Shareholding
Exhibit	99.7	Stock exchange announcement dated	12 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	16 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	17 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	18 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	19 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	23 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	23 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	24 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	25 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	26 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	27 May 2022	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	30 May 2022	Entitled	Transaction in Own Shares